UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934

Asia Green Agriculture Corporation
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

78457X101
(CUSIP Number)

Youdai Zhan
Shuinan Industrial Area, Songxi County
Fujian Province 353500, China
(86) 0599-233-5520
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Youdai Zhan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

22,467,568 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

22,467,568 shares of common stock
	10	SHARED DISPOSITIVE POWER

---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,467,568 shares of common stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.0%(2)

14	TYPE OF REPORTING PERSON*

IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Asia Green Food Enterprise Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
--
	8	SHARED VOTING POWER

--
	9	SOLE DISPOSITIVE POWER

_
	10	SHARED DISPOSITIVE POWER
34,454,475 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,454,475 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
93.6%(2)
14	TYPE OF REPORTING PERSON*
CO

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
CID Greater China Venture Capital Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,172,590 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

3,172,590 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,172,590 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%(2)
14	TYPE OF REPORTING PERSON*
CO

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Cai Jianxuan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,852,875 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

1,852,875 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,852,875 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Ample Gold International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,537,675 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

1,537,675 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,537,675 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%(2)
14	TYPE OF REPORTING PERSON*
CO

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Li Hoi Yeung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,389,650 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

1,389,650 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,389,650 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Huang Shunmian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,389,650 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

1,389,650 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,389,650 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Wong Ka Wa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
576,625 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

576,625 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
576,625 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Jade Lane Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
519,002 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

519,002 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
519,002 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%(2)
14	TYPE OF REPORTING PERSON*
CO

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
HFG Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
515,348 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

515,348 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
515,348 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%(2)
14	TYPE OF REPORTING PERSON*
CO

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Value Partners Hedge Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

100,000 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%(2)
14	TYPE OF REPORTING PERSON*
CO

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Halter Financial Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas, U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
210,900 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

210,900 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
210,900 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%(2)
14	TYPE OF REPORTING PERSON*
CO

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Ying Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
202,445 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

202,445 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
202,445 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Xu Yihong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
158,645 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

158,645 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
158,645 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Heping Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
63,451 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

63,451 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,451 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Arthur Investments Advisory Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
51,530 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

51,530 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,530 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)
14	TYPE OF REPORTING PERSON*
CO

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Yuanjia Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

50,000 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Wensi Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,750 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

38,750 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,750 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Daiwu Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,735 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

31,735 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,735 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Hui Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,725 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

31,725 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,725 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Hong Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,725 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

31,725 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,725 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

1	NAME OF REPORTING PERSON
Hong Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,690 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

12,690 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,690 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
*(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.

Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014. The Reporting Person holds less than 0.1%.

1	NAME OF REPORTING PERSON
Zhang Yizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,690 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

12,690 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,690 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
* (2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.

Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014. The Reporting Person holds less than 0.1%.

1	NAME OF REPORTING PERSON
Xiang Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,250 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

4,250 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,250 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
* (2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.

Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014. The Reporting Person holds less than 0.1%.

1	NAME OF REPORTING PERSON
Xi Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
375 shares of common stock
	8	SHARED VOTING POWER

---
	9	SOLE DISPOSITIVE POWER

375 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
375 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
* (2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.

Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014. The Reporting Person holds less than 0.1%.

1	NAME OF REPORTING PERSON
James H. Groh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,381 shares of common stock
	8	SHARED VOTING POWER

---

	9	SOLE DISPOSITIVE POWER
1,381 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,381 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
*(2)
14	TYPE OF REPORTING PERSON*
IN

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.

Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014. The Reporting Person holds less than 0.1%.

1	NAME OF REPORTING PERSON
Heritage Management Consultants
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Carolina, U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,200 shares of common stock
	8	SHARED VOTING POWER

---

	9	SOLE DISPOSITIVE POWER
31,200 shares of common stock
	10	SHARED DISPOSITIVE POWER
---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(2)
14	TYPE OF REPORTING PERSON*
CO

1.

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own common stock beneficially owned by the other Reporting Persons pursuant to the Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of common stock.

2.	Based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

Introductory note.

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to Asia Green Agriculture Corporation (the “Company”) and amends and supplements the information provided by Mr. Zhan on Schedule 13D filed with the Securities and Exchange Commission on December 14, 2012, as amended by Amendment No. 1 filed on November 27, 2013.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Amendment relates is the common stock, $.001 par value per share (the “Common Stock”), of the Company. As of the date of this Statement, the Company has 36,823,626 shares of Common Stock issued and outstanding. The principal executive office of the Company is located at Shuinan Industrial Area, Songxi County, Fujian Province 353500, the People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)-(c) and (f)

This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

1.

Mr. Youdai Zhan is a citizen of the People’s Republic of China and his principal occupation is acting as the Chief Executive Officer and Director of the Company. Mr. Zhan is also the sole director of Parent. Mr. Zhan’s business address is Shuinan Industrial Area, Songxi County, Fujian Province 353500, China.

2.

Asia Green Food Enterprise Limited (“Parent”) is an investment holding company incorporated in the British Virgin Islands. Parent was formed for the purpose of holding the Common Stock and serving as the vehicle with respect to further transactions involving the Company. Parent’s business address is Shuinan Industrial Area, Songxi County, Fujian Province, China 353500. Mr. Youdai Zhan is the sole director of Parent.

3.

CID Greater China Venture Capital Fund III, L.P. is a company incorporated in the Cayman Islands. Its principal business is investments. Its business address is 25F, 97 Tun Hwa S. Road, Sec 2, Taipei 106, Taiwan.

4.

Cai Jainxuan is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. He is a self employed investor. His address is Flat F 21/F Tower 6, Res Oasis, 15 Pui Shing Road, Tseung Kwan O, Hong Kong.

5.

Ample Gold International Ltd. is a company incorporated in the British Virgin Islands. Its principal business is investment holdings. Its business address is P.O Box 957, offshore incorporation centre, Road Town, Tortola, British Virgin Islands. Its office address is Flat D, 5th Floor, Block B, Ning Yeung Terrace, No. 78 Bonham Road, Hong Kong.

6.

Li Hoi Yeung is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. He is a self employed investor. His address is Flat B1, 1st Floor, Tung Fat Building, Block B, No. 29 Kam Ping Street, Hong Kong.

7.

Huang Shunmian is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. She is a self employed investor. Her address is Flat C, 26th Floor, Block 11, City Garden, 233 Electric Road, North Point, Hong Kong.

8.

Wong Ka Wa is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. He is a self employed investor. His address is Flat D, 5th Floor, Block B, Ning Yeung Terrace, No. 78 Bonham Road, Hong Kong.

9.

Jade Lane Group Limited is a company incorporated in the British Virgin Islands. Its principal business is investment holding. Its business address is Unit 1109-1116, HSBC Building 8 Century Avenue, Shanghai, China.

10.

HFG Investments Ltd. is a company incorporated in the British Virgin Islands. Its principal business is investment holding. Its business address is Unit 1109-1116, HSBC Building, 8 Century Avenue, Shanghai, China.

11.

Value Partners Hedge Master Fund Limited is a company incorporated in the Cayman Islands. It is an investment company. Its business address is c/o Bank of Bermuda (Cayman), P.O. Box 513, HSBC House, 68 West Bay Road, Grand Cayman KY1-1106, Cayman Islands.

12.	Halter Financial Investments, L.P. is a company incorporated in Texas, U.S.A. Its principal business is investments. Its business address is 12890 Hilltop Road, Argyle, Texas, 76226.

13.

Ying Wong is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. She is a self employed investor. Her address is No. 150, Lane 588, Dong Xu Lian Road, Qing Pu District, Shanghai, 201702 China.

14.

Xu Yihong is a citizen of the People’s Republic of China and his principal occupation is General Manager of Great Richwell Int’l Logistics (Shanghai) Co., Ltd. which is engaged in the business of logistics. His business address is G/14F, Jin An Tower No. 908, Dongdaming Rd., Shanghai 200082, China.

15.	Heping Wang is a citizen of the People’s Republic of China and she is retired. Her address is 4-701 Building 10, Zhong Da Wen Jin Yuan Wen San Road, Xi Hu District, Hangzhou, China, 3100012.

16.

Arthur Investments Advisory Co. Ltd. is a company incorporated in the British Virgin Islands. Its principal business is consulting. Its business address is Unit 1109-1116, HSBC Building, 8 Century Avenue, Shanghai, China.

17.

Yuanjia Xu is a citizen of the People’s Republic of China and his principal occupation is manager of Infinity Cargo Express Limited which is engaged in the business of Cargo express. His business address is Unit 1002-1003, Building B, 469 Wusong Road, Hongkou District, Shanghai, China.

18.

Wensi Zhan is a citizen of the People’s Republic of China and her principal occupation is investment director of Cybernaut Investment Group which is engaged in the business of investments. Her business address is A18, E World, Zhongguan, 11 Guan Cun Street, Beijing, China.

19.	Daiwu Chen is a citizen of the People’s Republic of China and he is retired. His address is Suite 1109-1116, HSBC Building, 8 Century Avenue, Pudong District, Shanghai, China, 200120.

20.

Hui Deng is a citizen of the People’s Republic of China and his principal occupation is senior partner of Grant Thornton China which is engaged in the business of auditing. His business address is 4th Floor, Scitech Place 22 Jiangguomen Wai Avenue Chaoyang District, Beijing China 100004.

21.

Hong Hu is a citizen of the People’s Republic of China and his principal occupation is Director of Masalta Engineering Manufacturing Co., Ltd., which is engaged in the business of light construction equipment. His business address is 20 Dalian Rd, Baohe Industrial Estate, Hefei, Anhui, China.

22.	Hong Zhang is a citizen of the People’s Republic of China and he is retired. His address is Suite 902, Building 101, 2250 Nong Dong Jing Road, Pudong District Shanghai, China, 201208.

23.

Zhang Yizi is a citizen of the People’s Republic of China and her principal occupation is General Manager of iSYS Software (Shanghai) which is engaged in the business of IT software. Her business address is Room 1604, Zhong Rong International Building, 1088 South Pudong Road, Shanghai.

24.

Xiang Zhou is a citizen of the People’s Republic of China and his principal occupation is Manager of Nuveen (Shanghai) Asset Management Ltd., which is engaged in the business of assets management. His business address is Room 1602, Block D, Lane 2899, Guangfu West Road, Shanghai, China.

25.

Xi Liang is a citizen of the People’s Republic of China and her principal occupation is being the Personal Assistant to the Managing Partner of HFG China which is engaged in the business of consulting. Her business address is Unit 1109-1116, HSBC Building, 8 Century Avenue, Shanghai, China.

26.

James H. Groh is a citizen of the United States of America and his principal occupation is President of Heritage Management Consultants, Inc., which is engaged in the business of business consulting. His business address is 301 Central Avenue, #380, Hilton Head, SC, 29926 USA.

27.

Heritage Management Consultants is a company incorporated in South Carolina, USA. Its principal business is business consulting. Its business address is 301 Central Avenue, #380, Hilton Head, SC, 29926 USA.

(d)-(e)

During the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Contribution Agreement

On February 17, 2014, Mr. Zhan formed Asia Green Food Enterprise Limited, a British Virgin Islands Company (“Parent”) for the purpose of effectuating the going-private transaction of the Company, as described below (the “Proposed Transaction”).

On June 19, 2014, Parent and certain shareholders of the Company entered into a Contribution Agreement (the “Parent Contribution Agreement”) whereby such shareholders intend to contribute to Parent an aggregate of 34,454,475 shares of Common Stock held by them, representing approximately 93.6% of the total issued and outstanding shares of the Company, in exchange for 34,454,475 ordinary shares of Parent. The Parent Contribution Agreement is incorporated by reference into this Item 4 as Exhibit 7.02 to this Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.

Parent intends to contribute all of the Common Stock it owns to its wholly-owned subsidiary, AGF Industrial Limited, a Nevada corporation (“Merger Sub”), pursuant to a Contribution Agreement by and between Parent and Merger Sub dated June 19, 2014 (“Contribution Agreement”). On receipt of the Common Stock, Merger Sub intends to conduct a “short-form” merger with the Company under Chapter 92A.180 of the Nevada Revised Statutes, with the Company surviving the merger. The Company, as the surviving entity, will file a Form 15 (Certification of Termination of Registration of a Class of Security) with the Securities and Exchange Commission. The Contribution Agreement is incorporated by reference into this Item 4 and is filed as Exhibit d(1) to Schedule 13E-3 (as described below) and any description thereof is qualified in its entirety by reference thereto.

The short-form merger will enable Parent to acquire all of the shares of the Common Stock it does not already own, and will provide a source of liquidity to holders of shares of Common Stock. As a result of the short-form merger, each share of Common Stock not owned by Merger Sub will be converted into the right to receive $0.60 in cash. Mr. Zhan anticipates that approximately $2.52 million million (approximately $1.42 million to acquire 2,369,151 shares of Common Stock not owned by the Reporting Persons at the $0.60 merger consideration and approximately $1.10 million for related fees and expenses) will be expended in acquiring 2,369,151, outstanding shares of Common Stock owned by shareholders of the Company other than the Reporting Persons and to pay related fees and expenses. Mr. Zhan anticipates that the Proposed Transaction will be primarily funded by his own funds. The shares of the Common Stock held by Parent will be cancelled for no consideration.

If the Proposed Transaction is carried out and consummated, the Common Stock will no longer be traded on the OTC Bulletin Board and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated.

For more information regarding the purpose of this transaction, see the Schedule 13E-3 of Parent, Merger Sub, Mr. Youdai Zhan and certain other filing persons, filed concurrently with this Schedule 13D (“Schedule 13E-3”). Schedule 13E-3 is incorporated by herein by reference to this Item 4.

Other than as described in Item 3 and Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b)

No.	Reporting person	Amount beneficially owned	Percent of class	Sole Power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
1.	Zhan Youdai(4)	22,467,568	61.0%	22,467,568		22,467,568
2.	Asia Green Food Enterprise Limited	34,454,475	93.6%				34,454,475
3.	CID Greater China Venture Capital Fund III, L.P.	3,172,590	8.6%	3,172,590		3,172,590
4.	Cai Jianxuan	1,852,875	5.0%	1,852,875		1,852,875
5.	Ample Gold International Ltd	1,537,675	4.2%	1,537,675		1,537,675
6.	Li Hoi Yeung	1,389,650	3.8%	1,389,650		1,389,650
7.	Huang Shunmian	1,389,650	3.8%	1,389,650		1,389,650
8.	Wong Ka Wa	576,625	1.6%	576,625		576,625
9.	Jade Lane Group Limited	519,002	1.4%	519,002		519,002
10.	HFG Investments Ltd.	515,348	1.4%	515,348		515,348
11.	Value Partners Hedge Master Fund Limited	100,000	0.3%	100,000		100,000
12.	Halter Financial Investments, L.P.	210,900	0.6%	210,900		210,900
13.	Ying Wong	202,445	0.5%	202,445		202,445
14.	Xu Yihong	158,645	0.4%	158,645		158,645
15.	Heping Wang	63,451	0.2%	63,451		63,451
16.	Arthur Investments	51,530	0.1%	51,530		51,530

	Advisory Co Ltd
17.	Yuanjia Xu	50,000	0.1%	50,000	50,000
18.	Wensi Zhang	38,750	0.1%	38,750	38,750
19.	Daiwu Chen	31,735	0.1%	31,735	31,735
20.	Hui Deng	31,725	0.1%	31,725	31,725
21.	Hong Hu	31,725	0.1%	31,725	31,725
22.	Hong Zhang	12,690	*(5)	12,690	12,690
23.	Zhang Yizi	12,690	*(5)	12,690	12,690
24.	Xiang Zhou	4,250	*(5)	4,250	4,250
25.	Xi Liang	375	*(5)	375	375
26.	James H. Groh	1,381	*(5)	1,381	1,381
27.	Heritage Management Consultants	31,200	0.1%	31,200	31,200
	Total	34,454,475	93.6%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.
(2)

Each Reporting Person may be deemed to beneficially own Common Stock beneficially owned by the other Reporting Persons pursuant to the Parent Contribution Agreement. The Reporting Persons collectively own 34,454,475 shares of Common Stock.

(3)

Percentage of beneficial ownership of each Reporting Person is based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

(4)

Mr. Youdai Zhan directly holds and has the sole voting and dispositive power over 22,467,568 shares of Common Stock, approximately 61.0% of the outstanding Common Stock. Mr. Zhan is also the sole director of Asia Green Food Enterprise Limited.

(5)	Represents an ownership of less than 0.1%.

(c)	Except as otherwise disclosed herein, there were no transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

(d)– (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 of this Amendment is hereby incorporated by reference in respect to this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

7.01	Joint Filing Agreement by and between the Reporting Persons, dated June 25, 2014.

7.02	Contribution Agreement by and between Asia Green Food Enterprise Limited and certain shareholders of AGAC, dated June 19, 2014.

7.03	Power of Attorney dated June 19, 2014, granted by certain shareholders of AGAC in favor of Mr. Zhan Youdai and Mr. Alex Chin.

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2014

/s/ Zhan Youdai
Zhan Youdai

ASIA GREEN FOOD ENTERPRISE LIMITED

By:/s/ Zhan Youdai
Name:Zhan Youdai
Title: Director

CID GREATER CHINA VENTURE CAPITAL FUND III, L.P.

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

CAI JIANXUAN

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

AMPLE GOLD INTERNATIONAL LTD.

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

LI HOI YEUNG

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HUANG SHUNMIAN

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

WONG KA WA

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

JADE LANE GROUP LIMITED

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HFG INVESTMENTS, LTD.

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

VALUE PARTNERS HEDGE MASTER FUND LIMITED

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HALTER FINANCIAL INVESTMENTS, L.P.

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

YING WONG

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XU YIHONG

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HEPING WANG

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

ARTHUR INVESTMENTS ADVISORY CO. LTD.

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

YUANJIA XU

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

WENSI ZHANG

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

DAIWU CHEN

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HUI DENG

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HONG HU

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HONG ZHANG

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

ZHANG YIZI

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XIANG ZHOU

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XI LIANG

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

JAMES H. GROH

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HERITAGE MANAGEMENT CONSULTANTS

By:/s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact